UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of           May          , 2004

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑        Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934      Yes ☐      No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date May 3, 2004	By /s/ Rochiman Sukarno

(Signature)
Rochiman Sukarno Head of Investor Relation Unit

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
MARCH 31, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	As restated
	2003	2004

	Rp	Rp	US$ (Note 3)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,201,912	5,168,915	603,493
Temporary investments	10,000	—	—
Trade accounts receivable
Related parties — net of allowance for doubtful accounts of Rp111,780 million in 2003, and Rp82,804 million in 2004	1,080,240	877,855	102,493
Third parties — net of allowance for doubtful accounts of Rp344,577 million in 2003, and Rp413,726 million in 2004	1,938,364	2,803,208	327,286
Other accounts receivable — net of allowance for doubtful accounts of Rp25,575 million in 2003, and Rp165,737 million in 2004	157,666	335,305	39,148
Inventories — net of allowance for obsolescence of Rp51,002 million in 2003, and Rp40,414 million in 2004	155,462	177,598	20,735
Prepaid expenses	555,564	737,839	86,146
Other current assets	119,910	1,158	135

Total Current Assets	10,219,118	10,101,878	1,179,436

NONCURRENT ASSETS
Long-term investments — net	176,733	136,741	15,965
Property, plant and equipment — net of accumulated depreciation of Rp20,779,052 million in 2003, and Rp26,440,288 million in 2004	29,353,120	34,583,400	4,037,759
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp863,695 million in 2003, and Rp827,218 million in 2004	356,890	242,154	28,273
Advances and other noncurrent assets	384,510	293,185	34,231
Intangible assets — net of accumulated amortization of Rp130,339 million in 2003, and Rp180,952 million in 2004	4,577,206	5,251,305	613,112
Advance payment for investment in shares of stock	255,505	79,768	9,313
Escrow account	253,945	250,409	29,236
Property not used in operations	6,218	5,292	618

Total Noncurrent Assets	35,364,127	40,842,254	4,768,507

TOTAL ASSETS	45,583,245	50,944,132	5,947,943

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
MARCH 31, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar) — Continued

	As restated
	2003	2004

	Rp	Rp	US$ (Note 3)

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable
Related parties	810,867	676,785	79,018
Third parties	1,898,017	2,447,132	285,713
Other accounts payable	58,706	53,147	6,205
Taxes payable	516,992	596,350	69,626
Dividends payable	404,094	11,799	1,378
Accrued expenses	1,929,869	1,552,915	181,309
Unearned income	429,829	755,059	88,156
Advances from customers and suppliers	353,139	427,791	49,946
Short-term bank loan	—	999,453	116,690
Current maturities of long-term liabilities	2,649,567	2,095,281	244,633

Total Current Liabilities	9,051,080	9,615,712	1,122,674

NONCURRENT LIABILITIES
Deferred tax liabilities — net	3,043,403	3,834,588	447,704
Unearned income on revenue-sharing arrangements	127,842	61,805	7,216
Unearned initial investor payments under joint operation scheme	64,781	28,496	3,327
Accrued long service award	411,327	428,317	50,008
Accrued postretirement health care benefits	1,833,873	2,508,099	292,831
Long-term liabilities — net of current maturities
Two-step loans — related party	7,526,634	6,495,522	758,380
Guaranteed notes and bonds	2,310,206	1,761,501	205,663
Suppliers’ credit loans	174,547	680	79
Bank loan	135,101	2,138,447	249,673
Bridging loan	53,077	517	60
Project cost payable	12,523	228	27
Other long-term debt	69,022	9,150	1,068
Liability for acquisition of subsidiaries	1,149,157	747,491	87,273

Total Noncurrent Liabilities	16,911,493	18,014,841	2,103,309

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	3,359,027	3,724,385	434,838

EQUITY
Capital stock — Rp 500 par value per Series A
Dwiwarna share and Series B Share
Authorized — one Series A Dwiwarna share and 39,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 10,079,999,639 Series B shares	5,040,000	5,040,000	588,441
Additional paid-in capital	1,073,333	1,073,333	125,316
Difference in value of restructuring transactions between entities under common control	(7,288,271)	(7,288,271)	(850,936)
Difference due to change of equity in associated companies	424,020	424,020	49,506
Translation adjustment	234,853	224,229	26,180
Retained earnings
Appropriated	745,404	1,559,068	182,028
Unappropriated	16,032,306	18,556,815	2,166,587

Total Equity	16,261,645	19,589,194	2,287,122

TOTAL LIABILITIES AND EQUITY	45,583,245	50,944,132	5,947,943

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED MARCH 31, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	As restated
	2003	2004

	Rp	Rp	US$ (Note 3)

OPERATING REVENUES
Telephone
Fixed lines	2,006,997	2,581,647	301,418
Cellular	1,797,072	2,449,493	285,989
Interconnection	946,073	1,335,802	155,961
Joint operation scheme	427,362	94,807	11,069
Data and Internet	579,822	1,009,452	117,858
Network	122,387	120,726	14,095
Revenue-sharing arrangements	64,165	59,173	6,909
Other telecommunications services	48,474	58,803	6,865

Total Operating Revenues	5,992,352	7,709,903	900,164

OPERATING EXPENSES
Personnel	993,858	1,384,220	161,614
Depreciation	994,520	1,443,664	168,554
Operation, maintenance and telecommunication services	714,464	955,204	111,524
General and administrative	373,378	538,335	62,853
Marketing	92,353	166,096	19,392

Total Operating Expenses	3,168,573	4,487,519	523,937

OPERATING INCOME	2,823,779	3,222,384	376,227

OTHER INCOME (CHARGES)
Interest income	103,971	53,799	6,281
Interest expense	(361,835)	(288,246)	(33,654)
Gain (loss) on foreign exchange — net	68,268	13,015	1,520
Equity in net gain (loss) of associated companies	357	18	2
Others — net	8,769	113,820	13,289

Other income (charges) — net	(180,470)	(107,594)	(12,562)

INCOME BEFORE TAX	2,643,309	3,114,790	363,665
TAX EXPENSE
Current tax	(724,909)	(918,832)	(107,278)
Deferred tax	42,486	(3,193)	(373)

	(682,423)	(922,025)	(107,651)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,960,886	2,192,765	256,014
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(312,047)	(434,359)	(50,713)

NET INCOME	1,648,839	1,758,406	205,301

BASIC EARNINGS PER SHARE
Net income per share	163.58	174.45	0.02

Net income per ADS (20 Series B shares per ADS)	3,271.51	3,488.90	0.41

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